# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: European Wax Center, Inc., CIK 0001856236
CUSIP: 29882P106
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 5830 Granite Parkway, 3rd Floor,, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 02/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001580210

## Reporting persons
- Hilary L. Shane: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 2,666,095; shared voting power 0; sole dispositive power 2,666,095; shared dispositive power 0; aggregate amount beneficially owned 2,666,095 (6.01% of the class)
- Hilary L Shane Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 1,508,600; shared voting power 0; sole dispositive power 1,508,600; shared dispositive power 0; aggregate amount beneficially owned 2,666,095 (6.01% of the class)
- ODS Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 1,157,495; shared voting power 0; sole dispositive power 1,157,495; shared dispositive power 0; aggregate amount beneficially owned 2,666,095 (6.01% of the class)

## Item 1. Issuer
Name of issuer: European Wax Center, Inc.
Address of issuer's principal executive offices: 5830 Granite Parkway, 3rd Floor, Plano TX 75024

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):
(i)Hilary L. Shane Revocable Trust with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it; and
Hilary L. Shane Revocable Trust, ODS Capital LLC, and Ms. Shane are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
All disclosures regarding individuals other than the Reporting Persons are made based on information and belief, following inquiry to the relevant parties.
Address of principal business office or, if none, residence:
The principal office and business address of Hilary L. Shane Revocable Trust, ODS Capital LLC. and Dr. Shane is:
78 Lighthouse Drive, Jupiter, Florida 33469.
Citizenship:
Hilary L. Shane is a citizen of the United States of America
ODS Capital is a Florida Corporation
Hilary L. Shane Revocable Trust was formed in Florida.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Hilary L. Shane
Amount beneficially owned: 2,666,095
Percent of class: 6.01%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,666,095
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,666,095

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hilary L. Shane: /s/ Hilary L. Shane, Hilary L. Shane, Individual (02/18/2026)
- Hilary L. Shane: /s/ Hilary L. Shane, Trustee of Hilary L. Shane Revocable Trust (02/18/2026)
- Hilary L. Shane: /s/ Hilary L. Shane, Managing Member ODS Capital LLC (02/18/2026)
- Hilary L Shane Revocable Trust: /s/ Hilary L. Shane, Hilary L. Shane, Individual (02/18/2026)
- Hilary L Shane Revocable Trust: /s/ Hilary L. Shane, Trustee of Hilary L. Shane Revocable Trust (02/18/2026)
- Hilary L Shane Revocable Trust: /s/ Hilary L. Shane, Managing Member ODS Capital LLC (02/18/2026)
- ODS Capital LLC: /s/ Hilary L. Shane, Hilary L. Shane, Individual (02/18/2026)
- ODS Capital LLC: /s/ Hilary L. Shane, Trustee of Hilary L. Shane Revocable Trust (02/18/2026)
- ODS Capital LLC: /s/ Hilary L. Shane, Managing Member ODS Capital LLC (02/18/2026)